The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to General Instruction II. L. of Form F-10
File Number 333-222652

Subject to completion dated March 13, 2019

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated January 29, 2018)

US$

Husky Energy Inc.

      % Notes due

The notes will bear interest at the rate of      % per year. Interest on the notes is payable on                  and                  of each year, beginning on                  , 2019. The notes will mature on                 ,                 . We may redeem some or all of the notes at any time. The redemption prices are discussed under the caption “Description of the notes—Optional redemption”. We may also redeem all of the notes at any time in the event that certain changes affecting Canadian withholding taxes occur.

Investing in the notes involves risks. See “Risk Factors” on page S-8 of this prospectus supplement and page 23 of the accompanying prospectus.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We are permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and they are subject to Canadian and United States auditing and auditor independence standards. They may not be comparable to financial statements prepared in accordance with U.S. generally accepted accounting principles.

Owning the notes may subject you to tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion contained in this prospectus supplement and consult with your tax advisors to confirm your individual tax consequences.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Alberta, Canada, all of our officers and directors and some of the experts named in this prospectus supplement and the accompanying prospectus are not residents of the United States, and most of our assets are located outside of the United States.

We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any automated quotation system. Accordingly, there is no market through which the notes may be sold and purchasers may not be able to resell notes purchased under this prospectus supplement or the accompanying prospectus. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes and the extent of issuer regulation. See “Risk factors”.

	Public Offering Price	Underwriting Commission	Proceeds to Husky Energy Inc.(1)

Per Note	%	%	%
Total	US$	US$	US$
(1)	Before expenses.

Interest on the notes will accrue from March     , 2019 to the date of delivery.

In this prospectus supplement and the accompanying prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

The underwriters expect to deliver the notes in book-entry form through The Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking S.A., to purchasers on or about March     , 2019.

Under applicable Canadian securities legislation, we may be considered to be a connected issuer of each of the underwriters as each is a subsidiary of a bank which is a lender to us. See “Underwriting”.

Joint Book-Running Managers

J.P. Morgan	Barclays	BofA Merrill Lynch	Goldman Sachs & Co. LLC

March     , 2019

Important notice about information in this prospectus supplement and the accompanying prospectus

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference therein. The second part is the accompanying prospectus, dated January 29, 2018, which gives more general information, some of which may not apply to the notes we are offering.

If the description of the notes varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell, or seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement and the accompanying prospectus, as well as information in any document incorporated by reference herein and therein that we previously filed with the U.S. Securities and Exchange Commission and with the Alberta Securities Commission, is accurate only as of its respective date.

In this prospectus supplement, all capitalized terms and acronyms used and not otherwise defined herein have the meanings provided in the accompanying prospectus. In this prospectus supplement, the accompanying prospectus and any document incorporated by reference herein and therein, unless otherwise specified, all dollar amounts are expressed in Canadian dollars, references to “dollars” or “$” are to Canadian dollars and references to “US$” are to United States dollars. Unless otherwise indicated, all financial information included or incorporated by reference into the prospectus supplement and the accompanying prospectus is determined using International Financial Reporting Standards as issued by the International Accounting Standards Board which are in effect from time to time. Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement, the accompanying prospectus and any document incorporated by reference herein and therein to “Husky”, “we”, “us” and “our” mean Husky Energy Inc. and its subsidiaries, partnership interests and joint venture investments.

Prospectus Supplement

Prospectus

About this Prospectus	1

Where You Can Find More Information	2

Forward-Looking Statements and Information	4

Husky Energy Inc.	5

Consolidated Capitalization	6

Use of Proceeds	6

Description of Common Shares	6

Description of Preferred Shares	7

Description of Subscription Receipts	7

Description of Warrants	8

Description of Units	8

Description of Debt Securities	8
Enforceability of Judgments	25

Risk Factors	26

Certain Income Tax Consequences	27

Earnings Coverage Ratios	27

Plan of Distribution	27

Legal Matters	28

Experts	28

Purchasers’ Statutory and Contractual Rights	29

Documents Filed as Part of the Registration Statement	29

Documents incorporated by reference

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the notes offered hereby. The following documents which have been filed with the securities commission or similar authority in each of the provinces of Canada are also specifically incorporated by reference into and form an integral part of this prospectus supplement and the accompanying prospectus:

•	our audited consolidated financial statements for the year ended December 31, 2018, including the notes thereto and the auditor’s report thereon;

•	our Management’s Discussion and Analysis for the year ended December 31, 2018;

•	our Annual Information Form dated February 26, 2019; and

•	our Management Information Circular dated March 21, 2018 relating to the annual meeting of our shareholders held on April 26, 2018.

Any documents of the type referred to above, and any material change reports (excluding confidential material change reports) and business acquisition reports, subsequently filed by us with the securities commission or similar authority in each of the provinces of Canada after the date of this prospectus supplement and prior to the termination of the offering of notes shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus. These documents are available through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

In addition, any report filed or furnished by us with the U.S. Securities and Exchange Commission pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) during the period after the date of this prospectus supplement until all of the notes are sold shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus and the registration statement of which this prospectus supplement and the accompanying prospectus form a part.

Any statement contained in this prospectus supplement, the accompanying prospectus or in any document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, herein and therein shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference into this prospectus supplement and the accompanying prospectus modifies or supersedes that statement. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the accompanying prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

You may obtain a copy of our Annual Information Form and other information identified above by writing or calling us at the following address and telephone number: Husky Energy Inc., 707-8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5, (403) 298-6111 Attention: Senior Vice President, General Counsel & Secretary.

Exchange rate data

The following table discloses various exchange rates of one Canadian dollar in exchange for U.S. dollars for the years indicated. On March 12, 2019, the noon exchange rate quoted by the Thomson Reuters WM/R was $1.00 equals US$ 0.7473.

	Year Ended December 31,
	2018		2017
Year-end(1)	US$	0.733	US$	0.799
Low		0.733		0.728
High		0.814		0.824
Average		0.772		0.770
(1)	The year-end exchange rate was as quoted by the Thomson Reuters WM/R for the noon rate at the last day of the relevant period. The high, low and average rates were either quoted by the Thomson Reuters WM/R or calculated from data from that source within each of the relevant periods.

Forward-looking statements and information

Certain statements in this prospectus supplement and the accompanying prospectus are forward-looking statements within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively “forward-looking statements”). We hereby provide cautionary statements identifying important factors that could cause actual results to differ materially from those projected in these forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”) are not historical facts, are forward-looking and may involve estimates and assumptions and are subject to risks, uncertainties and other factors some of which are beyond our control and difficult to predict. Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

In particular, forward-looking statements in this prospectus supplement and the accompanying prospectus include, but are not limited to, references to: the completion of the offering of notes in the manner and at the time contemplated herein, the use of proceeds from the sale of the notes and forward-looking statements set forth and identified in the documents incorporated by reference herein and therein.

In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

Although we believe that the expectations reflected by the forward-looking statements presented in this document are reasonable, our forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to us about ourselves and the businesses in which we operate. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

Our Annual Information Form for the year ended December 31, 2018 and other documents filed with securities regulatory authorities (accessible through the SEDAR website, www.sedar.com, and the EDGAR website, www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and our course of action would depend upon our assessment of the future considering all information then available.

Summary of the offering

You should read the following summary together with the more detailed information about us, the notes we are selling in this offering and other relevant matters in this prospectus supplement, in the accompanying prospectus and in the additional documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

Issuer	Husky Energy Inc.

Notes Offered	US$ aggregate principal amount of % notes due .

Maturity Date	, .

Interest Payment Dates	and of each year, commencing , 2019.

Ranking	The notes will be our unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

Sinking Fund	None.

Redemption

We may redeem some or all of the notes at any time at the redemption prices described in this prospectus supplement. See “Description of the notes—Optional redemption” in this prospectus supplement. We may also redeem all of the notes at the redemption prices described in the accompanying prospectus at any time in the event certain changes affecting Canadian withholding taxes occur. See “Description of Debt Securities—Tax Redemption” in the accompanying prospectus.

The redemption price for the notes to be redeemed on any redemption date that is prior to                 ,                 (the date that is             months prior to the maturity date of the notes) will be equal to the redemption price set forth under “Description of the notes—Optional redemption” in this prospectus supplement. The redemption price for the notes to be redeemed on any redemption date that is on or after                 ,             (the date that is             months prior to the maturity date of the notes) will be equal to 100% of the principal amount of the notes, plus accrued interest thereon to the date of redemption. The redemption referred to in this paragraph is the optional redemption by Husky, not the tax redemption referred to in the above paragraph.

Form and Denominations	The notes will be represented by one or more fully registered global securities registered in the name of a nominee of The Depository Trust Company. Beneficial interests in any global security will be in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. Except as described under “Description of the notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus, notes in definitive form will not be issued.

Additional Amounts	We will make payments on the notes without withholding or deduction for Canadian taxes, unless such taxes are required to be withheld or deducted by law or the interpretation or administration thereof, in which case, subject to certain exceptions, we will pay such additional amounts as may be necessary so that the net amount received by holders of the notes after such withholding or deduction will not be less than the amount that such holders would have received in the absence of such withholding or deduction. See “Description of Debt Securities—Additional Amounts” in the accompanying prospectus.

Use of Proceeds

We intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, the purchase, redemption or repayment of certain of our outstanding debt securities maturing in 2019. The net proceeds that are not utilized immediately will be invested in short-term marketable securities. See “Use of proceeds” in this prospectus supplement.

The net proceeds of the offering are intended to be used to partially fund the redemption of certain of our outstanding debt securities maturing in 2019 which may be held by one or more of the underwriters or their affiliates. See “Use of proceeds”. As a result, one or more of the underwriters and/or their affiliates may receive more than 5% of the net proceeds from the offering of the notes in the form of the repayment of indebtedness. Accordingly, the offering of the notes is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority (“FINRA”). The appointment of a qualified independent underwriter is not necessary in connection with the offering because the conditions of Rule 5121(a)(1)(C) of FINRA are satisfied.

Governing Law	The notes and the indenture governing the notes will be governed by the laws of the State of New York.

Risk factors

An investment in the notes involves various risks. Before deciding to invest in the notes, you should carefully consider the risks, uncertainties and cautionary language and other information described below and contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. Any of the risks or uncertainties described herein and therein could significantly and adversely affect our business, prospects, financial condition and results of operations. These risks are not the only ones we face. Additional risks and uncertainties that are not presently known to us or that we currently deem to be immaterial may also impair our business, prospects, financial condition and results of operations. As a result, you could lose all or part of your investment in the notes.

The notes will be structurally subordinated to any indebtedness of our subsidiaries.

The majority of our assets are held in one or more corporate subsidiaries or in partnerships or joint ventures (“Other Entities”). Our results of operations and ability to service indebtedness, including the notes, are dependent upon the results of operations of these subsidiaries and Other Entities and the payment of funds by these subsidiaries and Other Entities to us in the form of loans, dividends or other means employed for the payment of funds to us. In the event of the liquidation of any corporate subsidiary or Other Entity, the assets of the subsidiary or Other Entity would be used first to repay the indebtedness of the subsidiary or Other Entity, including trade payables or obligations under any guarantees, prior to being used by us to pay our indebtedness, including the notes. Such indebtedness and any other future indebtedness of our subsidiaries or Other Entities would be structurally senior to the notes. The indenture pursuant to which the notes will be issued does not limit our ability or the ability of our subsidiaries and Other Entities to incur additional unsecured indebtedness. lntercompany arrangements have been established to enable the Trustee on behalf of holders of notes to claim against our principal operating subsidiary such that the notes will in effect rank pari passu with other unsecured and unsubordinated indebtedness of the principal subsidiary. However, these intercompany arrangements may be terminated in certain circumstances. See “Husky Energy lnc.—lntercompany arrangements” and “Description of the notes—Pledge termination” in this prospectus supplement.

There is no public market for the notes.

There is no public market for the notes. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any automated dealer quotation system. If the notes are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the notes or that a trading market for the notes will develop.

Husky Energy Inc.

General

We are a Canadian based, publicly held international integrated energy company headquartered in Calgary, Alberta, Canada. Our registered and principal office is located at 707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5. Our common shares, cumulative redeemable preferred shares, series 1, cumulative redeemable preferred shares, series 2, cumulative redeemable preferred shares, series 3, cumulative redeemable preferred shares, series 5 and cumulative redeemable preferred shares, series 7 are listed and posted for trading on the TSX under the symbols “HSE”, “HSE.PR.A”, “HSE.PR.B”, “HSE.PR.C”, “HSE.PR.E” and “HSE.PR.G”, respectively.

Our business is conducted predominantly through two major business segments — Upstream and Downstream.

•

Upstream operations include exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (Exploration and Production) and the marketing of our and other producers’ crude oil, natural gas, natural gas liquids, sulphur and petroleum coke. Additionally, it includes pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. Our Upstream operations are located primarily in western Canada, offshore the East Coast of Canada and offshore China and Indonesia.

•

Downstream operations in Canada include upgrading of heavy crude oil feedstock into synthetic crude oil (Upgrading), refining crude oil, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products and production of ethanol (Canadian Refined Products). It also includes refining of crude oil in the U.S. to produce and market diesel fuels, gasoline, jet fuel and asphalt (U.S. Refining and Marketing). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and are grouped together as the Downstream business segment due to the similar nature of their products and services.

lntercompany arrangements

Upon closing of this offering, we will advance the net proceeds of this offering to our subsidiary, Husky Oil Operations Limited (“HOOL”), and HOOL will issue to us a note in the amount of such net proceeds. The principal amount of the HOOL note, plus accrued and unpaid interest equal to accrued and unpaid interest on the notes, will become due and payable upon any event of default with respect to the notes, and will be fully and unconditionally guaranteed by Husky Oil Limited Partnership (“HOLP”). The HOOL note and the HOLP guarantee will be pledged in favour of the Trustee for the benefit of the holders of the notes. A breach under the collateral documents relating to this pledge will be an event of default under the Indenture. As a result, for so long as this intercompany arrangement and pledge are in place, the Trustee on behalf of the holders of notes will have a claim against HOOL and HOLP in an amount equal to the amount due under the notes and, therefore, the notes will in effect rank pari passu with any unsecured and unsubordinated debt issued or guaranteed by HOOL or HOLP. See “Description of the notes—Pledge termination” in this prospectus supplement.

The following tables set forth certain summary financial information for us, HOOL and HOLP and our other subsidiaries for the year ended December 31, 2018.

	Year ended December 31, 2018
	Husky (unaudited)	HOOL and HOLP (unaudited)	All Other subsidiaries (unaudited)	Consolidating adjustments (unaudited)	Total consolidated amounts (audited)
	(millions of dollars)
Sales or revenues	$—	$5,442	$59,152	$(42,342)	$22,252
Income from continuing operations	(31)	(700)	2,844	65	2,178
Net earnings	(44)	(1,532)	2,911	122	1,457
Current assets	3,474	25,521	36,194	(59,501)	5,688
Non-current assets	11,077	33,794	46,647	(61,980)	29,537
Current liabilities	2,679	36,585	24,908	(59,178)	4,994
Non-current liabilities	4,101	4,472	2,466	(422)	10,617

Selected financial information

The following table sets forth our selected consolidated financial information for the years ended December 31, 2018 and 2017 derived from our audited consolidated financial statements which have been audited by KPMG LLP. You should read this selected consolidated financial information in conjunction with our audited consolidated financial statements and the related notes, and other information included in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Year ended December 31,
	2018	2017
	(millions of dollars)

Income statement items
Revenues, net of royalties	$22,252	$18,583
Net earnings	1,457	786

Cash flow statement items
Cash flow-operating activities	4,134	3,704
Capital expenditures	3,578	2,220

Balance sheet items (at period end)
Total assets	35,225	32,927
Total debt	5,747	5,440
Shareholders’ equity	19,614	17,967

Use of proceeds

The net proceeds to us from this offering will be approximately US$                million, after deducting the underwriting commission and estimated expenses payable by us of approximately US$                . We intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, the purchase, redemption or repayment of certain of our outstanding debt securities maturing in 2019. The net proceeds that are not utilized immediately will be invested in short-term marketable securities.

Consolidated capitalization

The following table summarizes our consolidated capitalization at December 31, 2018, as adjusted to give effect to the issuance of the notes offered by this prospectus supplement. You should read the selected financial information included elsewhere in this prospectus supplement. For the purposes of the “As Adjusted” column, all U.S. dollar amounts have been converted to Canadian dollars using the daily exchange rate for United States dollars per Canadian dollar, as reported by Thomson Reuters WM/R on December 31, 2018, of US$0.7330 equals $1.00.

	As at December 31, 2018
	Actual (audited)	As adjusted (unaudited)
	(millions of dollars)
Short-term debt	$200		$200

Long-term debt, including portions due within one year:
Syndicated credit facility	$—		$—
Senior notes and debentures	5,566		5,566
Debt issue costs	(19)
Unwound interest rate swaps	—		—
Notes offered hereby	—

Total long-term debt	5,547

Shareholders’ equity
Common shares	7,293		7,293
Preferred shares	874		874
Contributed surplus	2		2
Retained earnings	10,273		10,273
Accumulated other comprehensive income	1,160		1,160
Non-controlling interest	12		12

Total shareholders’ equity	19,614		19,614

Total capitalization	$25,361	$

Earnings coverage ratio

The following consolidated earnings coverage ratio has been calculated for the twelve-month period ended December 31, 2018 based on audited financial information. The earnings coverage ratio gives pro forma effect to the issuance of the notes pursuant to this prospectus supplement. The earnings coverage ratio set forth below is not indicative of earnings coverage ratios for any future periods.

December 31, 2018
Earnings coverage ratios on long-term debt only and cumulative redeemable preferred shares, series 1, series 2, series 3, series 5 and series 7(1)	times

Earnings coverage on long-term debt and the cumulative redeemable preferred shares, Series 1, 2, 3, 5 and 7 on an earnings basis is equal to earnings before interest expense on long-term debt and income taxes divided by interest on long-term debt and the dividend obligation on the cumulative redeemable preferred shares,

Series 1, 2, 3, 5 and 7. For purposes of calculating the earnings coverage ratios set forth above, long-term debt excludes the current portion of long-term debt.

Husky’s interest requirements, after giving effect to the issue of the notes to be distributed under this prospectus supplement, would have amounted to approximately $                million for the 12 months ended December 31, 2018. Husky’s dividend requirements on its preferred shares for the 12 months then ended, adjusted to a before-tax equivalent using an effective income tax rate of 27%, amounted to approximately $46 million. Husky’s earnings before interest and income tax for the 12 months ended December 31, 2018 were approximately $2,140 million, which is 5.8 times Husky’s aggregate dividend and interest requirements for this period.

Note:

(1)	Earnings coverage on total debt and the cumulative redeemable preferred shares, series 1, 2, 3, 5 and 7 on an earnings basis was 5.8 times for December 31, 2018 and is equal to earnings before interest expense on total debt and income taxes divided by interest on total debt and the dividend obligation on the cumulative redeemable preferred shares, series 1, 2, 3, 5 and 7.

Description of the notes

The following description of the terms of the notes (referred to in the accompanying prospectus as the “Debt Securities”) supplements, and to the extent inconsistent therewith replaces, the description set forth under “Description of Debt Securities” in the accompanying prospectus and should be read in conjunction with such description. Capitalized terms used but not defined in this prospectus supplement have the meanings ascribed to them in the accompanying prospectus. In this section only, “we”, “us”, “our”, or “Husky” refers only to Husky Energy Inc. and not any of its subsidiaries, partnership interests or joint venture investments.

General

The notes will initially be issued in an aggregate principal amount of US$                 and will mature on                ,                . The notes will bear interest at the rate of                % per year from                , 2019, or from the most recent date to which interest has been paid or provided for, payable semi-annually on                 and                of each year, commencing                , 2019, to the persons in whose names the notes are registered at the close of business on the preceding                 or                 , respectively.

The notes will be our unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. Upon closing of this offering, we will advance the net proceeds of this offering to our subsidiary, HOOL, and HOOL will issue to us a note in the amount of such proceeds. The principal amount of the HOOL note, plus accrued and unpaid interest equal to accrued and unpaid interest on the notes, will become due and payable upon any event of default with respect to the notes, and will be fully and unconditionally guaranteed by HOLP. The HOOL note and the HOLP guarantee will be pledged in favour of the Trustee for the benefit of the holders of the notes. A breach under the collateral documents relating to this pledge will be an event of default under the Indenture. As a result, for so long as this intercompany arrangement and pledge are in place, the Trustee on behalf of the holders of notes will have a claim against HOOL and HOLP in an amount equal to the amount due under the notes and, therefore, the notes will in effect rank pari passu with any unsecured and unsubordinated debt issued or guaranteed by HOOL or HOLP. See “Husky Energy lnc.—lntercompany arrangements”.

The provisions of the Indenture relating to the payment of Additional Amounts in respect of withholding taxes in certain circumstances (described under the caption “Description of Debt Securities—Additional Amounts” in the accompanying prospectus) and the provisions of the Indenture relating to the redemption of notes in the event of specified changes in withholding tax law on or after the date of this prospectus supplement (described under the caption “Description of Debt Securities—Tax Redemption” in the accompanying prospectus) will apply to the notes.

We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the Indenture equal in rank to the notes in all respects (except for the issue date, public offering price, and payment of interest accruing prior to the issue date of the new notes and except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the notes, and have the same terms as to status, redemption and otherwise as the notes; provided that, if such additional notes are not fungible with the original notes for U.S. federal income tax purposes, such additional notes will have a separate CUSIP number.

The notes will not be entitled to the benefit of any sinking fund. We may issue debt securities and incur additional indebtedness other than through the offering of notes described in this prospectus supplement.

If any interest payment date, redemption date or maturity date in respect of the notes falls on a day that is not a Business Day (as defined below), payment of principal (or premium, if any) or interest, if any, need not be made on such date, but may be made on the next succeeding Business Day, and no additional interest shall accrue for the period from and after such interest payment date, redemption date or maturity date, as the case may be.

Pledge termination

Under the circumstances set forth below, we may terminate the pledge of the HOOL note and the HOLP guarantee.

We must notify Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Ratings Group (“S&P”) and the Trustee of our intention to exercise our option to terminate the pledge of the HOOL note and the HOLP guarantee at least 45 days prior to the proposed date of such termination (the “Release Date”). In order to effect the termination of the pledge of the HOOL note and the HOLP guarantee, on the proposed Release Date we will deliver to the Trustee an officer’s certificate stating that we have satisfied each of the conditions specified below and that we have not been notified by either of Moody’s or S&P that the rating assigned to the notes will be downgraded, or receive a negative change in outlook, as a result of the termination of the pledge of the HOOL note and the HOLP guarantee, or notice thereof.

After delivery of such officer’s certificate, we may, at our option and without the consent of the holders of the notes, permanently terminate the pledge of the HOOL note and the HOLP guarantee, provided that at the time of such termination:

•

neither HOOL nor HOLP shall be the primary obligor or guarantor with respect to any indebtedness (but not including any intercompany indebtedness between Husky and any subsidiary), other than indebtedness which in the aggregate does not exceed an amount equal to 10% of Consolidated Net Tangible Assets (as defined in the Indenture);

•	the rating assigned to the notes by each of Moody’s and S&P is equal to or higher than, Baa3 (or equivalent) by Moody’s or BBB- (or equivalent) by S&P; and

•	no event of default or event which is, or after notice or passage of time or both would be, an event of default has occurred and is continuing under the Indenture.

Governing law

The Indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York and the pledge agreement, the HOOL note and the HOLP guarantee will be governed by, and construed in accordance with the laws of Alberta, Canada, in each case, without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

Optional redemption

The notes will be redeemable, in whole or in part, at our option at any time. The redemption price for the notes to be redeemed on any redemption date that is prior to                 ,                (the date that is                months prior to the maturity date of the notes) will be equal to the greater of:

•	100% of the principal amount of the notes to be redeemed, and

•

as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of the payments of interest accrued as of the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus                  basis points,

in each case, plus accrued interest thereon to the date of redemption.

The redemption price for the notes to be redeemed on any redemption date that is on or after                ,                 (the date that is                months prior to the maturity date of the notes) will be equal to 100% of the principal amount of the notes, plus accrued interest thereon to the date of redemption.

Notice of any redemption will be delivered by first-class mail at least 30 days, but not more than 60 days, before the redemption date to each holder of the notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

“Adjusted treasury rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

“Business Day” means any day other than Saturday, Sunday or any other day on which commercial banking institutions in New York, New York are permitted or required by any applicable law, regulation or executive order to close.

“Comparable treasury issue” means the United States Treasury security or securities selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable treasury price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if fewer than four such Reference Treasury Dealer Quotations are obtained, the average of all such quotations.

“Quotation agent” means one of the Reference Treasury Dealers, which is appointed by us.

“Reference treasury dealer” means (A) each of J.P. Morgan Securities LLC, Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs & Co. LLC or their affiliates which are primary U.S. Government securities dealers and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer”), we shall substitute another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer selected by us.

“Reference treasury dealer quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding such redemption date.

The optional redemption described in this section is in addition to the tax redemption with respect to the notes, which is described further in “Description of Debt Securities—Tax Redemption” in the accompanying prospectus.

Book-entry system

The Depository Trust Company (hereinafter referred to as the “Depositary”) will act as securities depository for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. (the Depositary’s nominee) or such other name as may be requested by an authorized representative of the Depositary. One or more fully registered global notes (hereinafter referred to as the “global notes”) will be issued for each of the notes, in the aggregate principal amount of the issue, and will be deposited with the Depositary. The provisions set forth under “Description of Debt Securities—Debt Securities in Global Form” in the prospectus will be applicable to the notes. Account holders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintains as a participant in the Depositary.

The following is based on information furnished by the Depositary:

The Depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934. The Depositary holds securities that its participants (“Participants”) deposit with the Depositary. The Depositary also facilitates the post-trade settlement among Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants (“Direct Participants”) include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, including depositories for Euroclear and Clearstream.

The Depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is owned by the users of its regulated subsidiaries. Access to the Depositary’s system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The Depositary’s rules applicable to its Participants are on file with the SEC.

Purchases of notes under the Depositary’s system must be made by or through Direct Participants, which will receive a credit for the notes on the Depositary’s records. The ownership interest of each actual purchaser of notes represented by the global notes (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from the Depositary of their purchases, but Beneficial Owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners entered into the transaction. Transfers of ownership interests in the global notes representing the notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of the global notes representing notes will not receive notes in definitive form representing their ownership interests, except in the event that use of the book-entry system for the notes is discontinued or upon the occurrence of certain other events described in this prospectus supplement.

To facilitate subsequent transfers, the global notes representing notes which are deposited with the Depositary are registered in the name of the Depositary’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Depositary. The deposit of the global notes with the Depositary and their registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the global notes representing the notes. The Depositary’s records reflect only the identity of the Direct Participants to whose accounts the notes are credited, which may or may not be the Beneficial Owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither the Depositary nor Cede & Co. (nor any other Depositary nominee) will consent or vote with respect to the global notes representing the notes, unless authorized by a Direct Participant in accordance with the Depositary’s MMI Procedures. Under its usual procedures, the Depositary mails an “omnibus proxy” to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

Principal, premium, if any, and interest payments on the global notes representing the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of the Depositary. The Depositary’s practice is to credit Direct Participants’ accounts upon the Depositary’s receipt of funds and corresponding detail information from us or the Trustee on the applicable payment date in accordance with their respective holdings shown on the Depositary’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with notes held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such Participant and not of the Depositary, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary) is the responsibility of us or the Trustee, disbursement of these payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of these payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants. Neither we nor the Trustee will have any responsibility or liability for disbursements of payments in respect of ownership interest in the notes by the Depositary or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depositary or the Direct or Indirect Participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

The Depositary may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to us and the Trustee. Under these circumstances, and in the event that a successor depository is not appointed, notes in certificated form are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depository). In that event, notes in definitive form will be printed and delivered.

The information in this section concerning the Depositary and the Depositary’s system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Depositary and any changes to these procedures that may be instituted unilaterally by the Depositary. We take no responsibility for the accuracy of the foregoing.

Euroclear

The Euroclear System is operated by Euroclear Bank S.A./N.V. (“Euroclear”). Euroclear holds securities for its participants and facilitates the clearance and settlement of securities transactions among them. It does so through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates. Euroclear provides other services to its participants, including credit custody, lending and borrowing of securities and tri-party collateral management. It interfaces with the domestic markets of several countries. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an Indirect Participant in the Depositary.

Euroclear is incorporated in Belgium and is subject to regulation by the Belgian Banking Commission and the National Bank of Belgium.

The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear and applicable Belgian law govern securities clearance accounts and cash accounts with Euroclear. Specifically, these terms and conditions govern:

•	transfers of securities and cash within Euroclear;

•	withdrawal of securities and cash from Euroclear; and

•	receipts of payments with respect to securities in Euroclear.

All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. Euroclear acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with Euroclear’s terms and conditions, to the extent received by Euroclear.

The information in this section concerning Euroclear has been obtained from sources that we believe to be reliable, but is subject to any changes that may be instituted unilaterally by Euroclear.

Clearstream

Clearstream Banking S.A. (“Clearstream”) is a limited liability company incorporated under Luxembourg law. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thus eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities, securities lending and borrowing and collateral management. Clearstream interfaces with domestic markets in a number of countries. Clearstream has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream and Euroclear.

As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream participants are limited to securities brokers and dealers and banks, and may include the underwriters for the notes. Indirect access to the Clearstream system is also available to others that clear through Clearstream participants or that have custodial relationships with its participants, such as banks, brokers, dealers and trust companies. Clearstream is an Indirect Participant in the Depositary.

Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by Clearstream.

The information in this section concerning Clearstream has been obtained from sources that we believe to be reliable, but is subject to any changes that may be instituted unilaterally by Clearstream.

Transfers between the Depositary and Clearstream or Euroclear

Cross-market transfers between persons holding directly or indirectly through Depositary Participants, on the one hand, and directly or indirectly through Clearstream participants or Euroclear participants, on the other, will be effected in the Depositary in accordance with the Depositary rules on behalf of the relevant European international clearing system by its U.S. depositary. However, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty participants in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving securities in the Depositary, and for notes denominated in U.S. dollars, making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Clearstream participants and Euroclear participants may not deliver instructions directly to the respective U.S. depositaries.

Due to time-zone differences, credits of securities received by Clearstream or Euroclear as a result of a transaction with a Participant of the Depositary will be made during subsequent securities settlement processing and will be dated the business day following the Depositary settlement date. Such credits or any transactions in such securities settled during such processing will be reported to the relevant Clearstream participants or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream or Euroclear participant to a Depositary Participant will be received with value on the Depositary settlement date but will be generally available to the relevant Clearstream or Euroclear cash account only as of the business day following settlement in the Depositary.

Although the Depositary, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among their respective participants, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certain income tax consequences

The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the tax consequences to them having regard to their own particular circumstances, including any consequences of an investment in the notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain material Canadian federal income tax considerations

The following summary addresses the material Canadian federal income tax considerations that may be relevant to the purchase, ownership and disposition of the notes by an initial purchaser of notes under this offering (a “Holder”) who, for the purposes of the Income Tax Act (Canada) (the “ITA”) and at all relevant times: (1) is not resident, or deemed to be resident, in Canada, (2) holds the notes as capital property, (3) does not use or hold the notes in connection with a business carried on in Canada, (4) deals at arm’s length with Husky and any transferee resident, or deemed to be resident, in Canada to whom the Holder disposes of the notes, (5) and is neither a “specified non-resident shareholder” of Husky nor a person who does not deal at arm’s length with a “specified shareholder” (as defined in subsection 18(5) of the ITA). Special rules which are not discussed in this summary may apply to a Holder that is an insurer that carries on an insurance business in Canada and elsewhere. For the purposes of the ITA, related persons (as defined therein) are deemed not to deal at arm’s length and it is a question of fact whether persons not related to each other deal at arm’s length.

This summary is based on the current provisions of the ITA and the regulations thereunder, all specific proposals to amend the ITA and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) before the date of this prospectus supplement (the “Tax Proposals”), and the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted as proposed, although there is no assurance that they will be enacted as proposed, or at all. Except for the Tax Proposals, this summary does not otherwise take into account or anticipate changes in the law or in the assessment and administrative practices of the CRA, whether by judicial, governmental or legislative decision or action nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada. This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular Holder of notes.

The payment of interest, premium, if any, and principal in respect of the notes by Husky to a Holder will not be subject to non-resident withholding tax under the ITA. No other tax on income (including taxable capital gains) will be payable by a Holder under the ITA in respect of the holding, repayment, redemption or disposition of the notes, or the receipt of interest, premium, if any, or principal thereon.

Certain material U.S. federal income tax considerations

The following summary describes certain material U.S. federal income tax considerations that may be relevant to the purchase, ownership and disposition of notes by U.S. Holders (as defined below) who purchase notes in this offering at their issue price (generally, the first price at which a substantial amount of the notes are sold to investors for cash, excluding sales to bondhouses, brokers, or similar organizations acting in the capacity of underwriters, placement agents or wholesalers) and who hold the notes as capital assets for U.S. federal income tax purposes within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers or traders in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons holding the notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, partnerships or other pass-through entities and investors therein, U.S. Holders whose “functional currency” is not the U.S. dollar, regulated investment companies, real estate investment trusts, U.S. expatriates, persons that mark their securities to market or that purchase or dispose of notes as part of a wash sale and persons subject to the alternative minimum tax. In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the notes and does not address any aspect of gift, estate or inheritance or state, local or non-U.S. tax law.

Furthermore, the discussion below is based upon the provisions of the Code and U.S. Treasury regulations, rulings and judicial decisions under the Code all as in effect as of the date of this prospectus supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences that may be materially different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (“IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

Persons considering the purchase, ownership or disposition of notes are urged to consult their own tax advisors concerning the U.S. federal income and other tax consequences in light of their particular situations as well as any consequences arising under the laws of any state or of any local or non-U.S. taxing jurisdiction.

As used in this section, the term “U.S. Holder” means a beneficial owner of a note that is (i) an individual citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if (A) a court within the United States is able to exercise primary jurisdiction over the administration of such trust and one or more United States persons has the authority to control all substantial decisions of the trust, or (B) the trust has validly made an election to be treated as a United States person under applicable U.S. Treasury regulations.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of notes, the U.S. federal income tax treatment of a partner of the partnership generally will depend on the status of the partner and the activities of the partnership. Partners or partnerships that hold notes should consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of notes.

Under recently enacted legislation, U.S. Holders that use an accrual method of accounting for tax purposes generally will be required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements. The application of this rule thus may require the accrual of income earlier than would be the case under the general tax rules described below. U.S. Holders that use an accrual method of accounting should consult with their tax advisors regarding the potential applicability of this legislation to their particular situation.

Effect of certain contingencies

Under the terms of the notes, we may be obligated in certain circumstances to pay amounts in excess of stated interest or principal on the notes (see, for example, “Description of Debt Securities—Additional Amounts” in the accompanying prospectus). Under the applicable U.S. Treasury regulations, such excess amounts should not cause the notes to be subject to special rules applicable to contingent payment debt instruments if, based on all the facts and circumstances as of the date on which the notes are issued, there is only a remote likelihood that any contingencies causing the payment of such excess amounts will occur, or if such excess amounts, in the aggregate, are considered incidental. A contingency relating to the amount of a payment is treated as “incidental” if the amount of the contingent payment under all reasonably expected market conditions is insignificant relative to the total expected payments on the debt instrument. We believe that the possibility of paying excess amounts is remote and/or that such amounts are incidental. Accordingly, we do not intend to treat the notes as contingent payment debt instruments. Our position will be binding on a holder unless such holder timely and explicitly discloses its contrary position in the manner required by applicable U.S. Treasury regulations. Our position, however, is not binding on the IRS. If the IRS successfully challenges this position, the timing and amount of income included and the character of the income recognized with respect to the notes may be materially and adversely different from the consequences discussed herein. Holders should consult their own tax advisors regarding this issue. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments.

Tax treatment of U.S. holders

Payments of stated interest on the notes

The gross amount of stated interest on a note (including any amount withheld as Canadian withholding tax) generally will be includible by a U.S. Holder as ordinary interest income at the time the interest is accrued or received, depending on the U.S. Holder’s method of accounting for U.S. federal income tax purposes. In addition to stated interest on the notes, if any additional amounts are paid on account of Canadian withholding taxes, a U.S. Holder would be required to include such additional amounts in income. If any Canadian or U.S. taxes are required to be withheld, a U.S. Holder may be required to include more interest in gross income than the amount of cash actually received.

Original issue discount

The notes may be issued with original issue discount (“OID”) for U.S. federal income tax purposes. A U.S. Holder will be considered to have purchased notes with OID to the extent the issue price of the notes is less than the stated principal amount of the notes. If the notes are issued with OID in an amount that equals or exceeds a statutory de minimis amount, a U.S. Holder generally will be required to include such OID in gross income (as ordinary interest income) on an annual basis under a constant yield to maturity method, regardless of its method of accounting for U.S. federal income tax purposes or the fact that the cash payments attributable to that income generally will not be received until a subsequent taxable year. Under this method, a U.S. Holder generally will be required to include in income increasingly greater amounts of OID in successive accrual periods.

U.S. Holders are urged to consult their own tax advisors regarding the consequences of holding notes issued with OID.

Foreign tax credits

Interest income earned with respect to a note will constitute foreign source income for U.S. federal income tax purposes, which may be relevant to U.S. Holders in calculating their foreign tax credit limitations. A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For U.S. foreign tax credit purposes, interest income on a note generally will be considered “passive category” income or, in the hands of certain holders, “general category” income. The rules governing the U.S. foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

Sale, exchange, redemption, retirement or other taxable disposition of the notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a note, a U.S. Holder generally will recognize a capital gain or loss equal to the difference between the sum of cash plus the fair market value of any property received (reduced by any amounts attributable to accrued but unpaid interest not previously included in income, which will be taxable as ordinary interest income) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the price paid by the U.S. Holder for the note, increased by the amount of OID, if any, previously included in gross income with respect to the note, and reduced by any cash payments received on the note other than stated interest.

Any capital gain or loss will constitute long-term capital gain or loss if at the time of the sale, exchange, redemption, retirement or other taxable disposition of the note, the note was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. Under current law, net long-term capital gains of certain non-corporate taxpayers (including individuals) are, under some circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source for U.S. foreign tax credit purposes.

Additional tax on net investment income

Certain U.S. Holders who are individuals, estates or trusts and whose income exceeds certain thresholds generally will be required to pay an additional 3.8 percent surtax on all or a portion of their “net investment income,” which includes, among other things, interest income (including OID, if any) and capital gains from the sale or other disposition of a note, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the application of this additional surtax to their investment in the notes.

Information reporting and backup withholding

In general, information reporting requirements will apply to certain payments to U.S. Holders of principal of, and interest on, a note, and the receipt by a U.S. Holder of the proceeds of disposition of a note before maturity, unless a U.S. Holder is an exempt recipient (such as a corporation). In general, backup withholding, at the then applicable rate, will be applicable to a U.S. Holder that is not an exempt recipient if such U.S. Holder:

•	fails to furnish its correct taxpayer identification number (which, for an individual, would generally be his or her Social Security Number), certified under penalties of perjury;

•	fails to properly report interest income in full;

•	fails to certify that he or she is exempt from backup withholding; or

•	otherwise fails to comply with applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided the required information is furnished to the IRS in a timely manner. A U.S. Holder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. U.S. Holders of notes should consult their tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Tax return disclosure requirements

Certain U.S. Holders that hold “specified foreign financial assets” with an aggregate value in excess of certain thresholds are generally required to attach to their annual returns a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets (and can be subject to substantial penalties for failure to file). The definition of “specified foreign financial assets” includes not only a financial account maintained by a non-U.S. financial institution, such as a financial account in which notes are held, but also, if held for investment and not held in an account maintained by a financial institution, any securities issued by a non-U.S. person, such as the notes. You may be subject to these reporting requirements with respect to your notes or the account in which your notes are held unless your notes are held in an account at a U.S. financial institution. You are urged to consult your own tax advisors regarding the possible reporting requirements with respect to your investment in the notes and the penalties for non-compliance.

The discussion of U.S. federal income tax consequences set forth above is for general information only. Prospective purchasers are urged to consult their tax advisors as to the particular tax consequences to them of the purchase, ownership and disposition of the notes, including the tax consequences under U.S. federal, state and local, and any applicable non-U.S. tax laws, as well as the possible effects of the changes in U.S. or other tax laws.

Underwriting; Conflicts of Interest

J.P. Morgan Securities LLC, Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite such underwriter’s name.

Underwriter	Principal Amount of Notes
J.P. Morgan Securities LLC	US$
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman Sachs & Co. LLC
Total	US$

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other customary conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

The underwriters propose to offer the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement (the “public offering price”) and may offer the notes to dealers at the public offering price less a concession not to exceed         % of the principal amount of the notes. The underwriters may allow, and other such dealers may re-allow, a commission not in excess of         % of the principal amount of the notes. After the initial offering of the notes to the public, the underwriters may change the public offering price and concessions.

We have not authorized and do not authorize the making of any offer of notes through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on our behalf or on behalf of the underwriters.

The following table shows the underwriting commission that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Husky Energy Inc.
Per Note	%

In connection with this offering, J.P. Morgan Securities LLC, Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs & Co. LLC, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the notes in excess of the principal amount of the notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions may involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when J.P. Morgan Securities LLC, Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs & Co. LLC, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time. There is no obligation of the underwriters to engage in such activities.

The notes are a new issue of securities with no established trading market. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

We estimate that our total expenses for this offering will be US$                 .

Some of the underwriters have performed corporate banking, investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. All of the underwriters are affiliated with entities that are agents for and members of syndicates of lenders which made available revolving and term facilities to us.

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The net proceeds of the offering are intended to be used to partially fund the redemption of certain of our outstanding debt securities maturing in 2019 which may be held by one or more of the underwriters or their affiliates. See “Use of proceeds”. As a result, one or more of the underwriters and/or their affiliates may receive more than 5% of the net proceeds from the offering of the notes in the form of the repayment of indebtedness. Accordingly, the offering of the notes is being made pursuant to Rule 5121 of the Financial Industry Regulatory

Authority (“FINRA”). The appointment of a qualified independent underwriter is not necessary in connection with the offering because the conditions of Rule 5121(a)(1)(C) of FINRA are satisfied.

All of the underwriters are affiliates of banks that are currently lenders to us (the “Lenders”) and as a result under applicable Canadian securities legislation we may be considered to be a connected issuer to each of the underwriters. As of December 31, 2018, we had no direct borrowing against the various credit facilities with the Lenders, but $200 million of long-term committed borrowing credit facilities was used in support of commercial paper. We are in compliance with the terms of such credit facilities and none of the banks affiliated with the underwriters were involved in the decision to offer the notes or in the determination of the terms of the distribution of the notes. See “Use of proceeds” in this prospectus supplement.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Selling Restrictions

Canada

The notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory in Canada. Each underwriter has agreed that it will not, to the best of its knowledge, after reasonable inquiry, distribute the notes purchased by it to residents of Canada, and that any selling agreement or similar agreement with respect to the notes will require each dealer or other party thereto to make an agreement to the same effect.

European Economic Area

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. This prospectus supplement and the accompanying prospectus are not a prospectus for the purposes of the Prospectus Directive.

Each purchaser of the notes in the offering located within a Member State of the EEA which has implemented the Prospective Directive (each, a “Relevant Member State”) will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive. The issuer, the underwriters and their affiliates and others will rely upon the truth and accuracy of the foregoing representation, acknowledgment and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the consent of the underwriters, be permitted to subscribe for or purchase the notes in the offering.

The expression “Prospectus Directive” means Directive 2003/71/EC as amended, including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to Husky; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Switzerland

The notes may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the notes or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, Husky, or the notes have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of notes will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of notes has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of notes.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “Financial Instruments and Exchange Law”) and each underwriter on behalf of itself and each of its affiliates has undertaken that it has not offered or sold and will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has not offered or sold any notes or caused such notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such notes or cause such notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such notes, whether directly or indirectly, to persons in Singapore other than:

(a)	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”),

(b)	to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a.	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b.	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 2 of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA, except:

i.

to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(i)(B) of the SFA;

ii.	where no consideration is or will be given for the transfer;

iii.	where the transfer is by operation of law;

iv.	as specified in Section 276(7) of the SFA; or

v.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), the Corporation has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in Section 309B(10) of the SFA and set out in Schedule 1 to the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Hong Kong

The notes may not be offered or sold, and will not be offered or sold, in Hong Kong by means of any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (ii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Legal matters

Certain legal matters in connection with the offering will be passed upon for us by Osler, Hoskin & Harcourt LLP, concerning matters of Canadian law, and by Norton Rose Fulbright US LLP, concerning matters of U.S. law. Certain matters of U.S. law in connection with the offering will be passed upon for the underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP.

The partners and associates of Osler, Hoskin & Harcourt LLP as a group beneficially own, directly or indirectly, less than 1% of our securities of any class.

Experts

KPMG LLP are the auditors of Husky and have confirmed that they are independent with respect to Husky within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Husky under all relevant U.S. professional and regulatory standards.

Certain information relating to Husky’s reserves included in the Annual Information Form dated February 26, 2019 is incorporated by reference into this prospectus supplement and the accompanying prospectus. The information, including estimates of reserves and other reserves information, has been prepared by Husky and audited and opined upon as of December 31, 2018 by Sproule Associates Limited (“Sproule”). Sproule is an independent petroleum engineering consultant retained by Husky to audit the reserve estimates and other reserves information, and opine on the reasonableness, in aggregate, of this information. Husky relies upon the opinion, and such information has been so included, given the authority of said firm as an expert in reserves engineering. The partners, employees and consultants of Sproule as a group beneficially own, directly or indirectly, less than 1% of Husky’s securities of any class.

Base Shelf Prospectus

HUSKY ENERGY INC.

US$3,000,000,000

Common Shares

Preferred Shares

Debt Securities

Subscription Receipts

Warrants

Units

We may offer for sale from time to time, debentures, notes or other evidence of indebtedness of any kind, nature or description (“Debt Securities”), common shares, preferred shares, subscription receipts, warrants and units of Husky (collectively, Debt Securities, common shares, preferred shares, subscription receipts, warrants and units are referred to herein as the “Securities”) having an aggregate offering price of up to US$3,000,000,000 (or the equivalent in other currencies) during the 25 month period that this short form base shelf prospectus, including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements.

We will provide the specific terms of these Securities and all information omitted from this prospectus in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

Our outstanding common shares, cumulative redeemable preferred shares, series 1, cumulative redeemable preferred shares, series 2, cumulative redeemable preferred shares, series 3, cumulative redeemable preferred shares, series 5 and cumulative redeemable preferred shares, series 7 are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbols “HSE”, “HSE.PR.A”, “HSE.PR.B”, “HSE.PR.C”, “HSE.PR.E” and “HSE.PR.G”, respectively. There is no market through which the Debt Securities, preferred shares, subscription receipts, warrants or units may be sold and purchasers may not be able to resell any Debt Securities, preferred shares, subscription receipts, warrants or units purchased under this prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation. Investing in the Securities involves risks. See “Risk Factors”.

Neither the U.S. Securities and Exchange Commission nor any state securities regulator has approved or disapproved these Securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are permitted, under the multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they are subject to Canadian and U.S. auditing and auditor independence standards. They may not be comparable to financial statements prepared in accordance with U.S. generally accepted accounting principles.

Owning the Securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement and consult with your tax advisors to confirm your individual tax consequences.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, all of our officers and directors and some of the experts named in this prospectus are not residents of the United States, and most of our assets are located outside the United States.

Our registered and principal office is located at 707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5.

The date of this prospectus is January 29, 2018.

ABOUT THIS PROSPECTUS

In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to “dollars” or “$” are to Canadian dollars and references to “US$” are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which have been adopted as Canadian generally accepted accounting principles. Except as set forth under “Description of Debt Securities”, and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to “Husky”, “we”, “us” and “our” mean Husky Energy Inc. and its subsidiaries, partnership or trust interests and joint venture investments.

This prospectus is part of a registration statement on Form F-10 relating to the Securities that we have filed with the U.S. Securities and Exchange Commission (“SEC”). Under the registration statement, we may, from time to time, sell any combination of the Securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$3,000,000,000. This prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest in any Securities, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information”. This prospectus does not contain all of the information set forth in the registration statement. Certain parts of the registration statement are omitted from this prospectus in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

WHERE YOU CAN FIND MORE INFORMATION

We file with the securities commissions or similar authorities in each of the provinces of Canada, commissions of authority similar to the SEC, material change, annual and quarterly reports and other information. We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, in accordance with the Exchange Act, we also file certain reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read and copy any document we furnish to the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of these documents may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the Public Reference Room. Our filings since November 2002 are also electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

Copies of reports, statements and other information that we file with the Canadian provincial securities regulatory authorities are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (www.sedar.com), which is commonly known by the acronym SEDAR. Reports and other information about us are also available for inspection at the offices of the TSX.

Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the securities commission or similar authority in each of the provinces of Canada allow us to incorporate by reference certain information we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the securities commission or similar authority in each of the provinces of Canada under applicable Canadian securities laws and with the SEC.

The following documents, which have been filed with the securities commission or similar authority in each of the provinces of Canada and with the SEC, are specifically incorporated by reference in and form an integral part of this prospectus:

•	our audited consolidated financial statements for the year ended December 31, 2016, including the notes thereto and the auditors’ report thereon;

•	our Management’s Discussion and Analysis for the year ended December 31, 2016;

•	our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2017, including the notes thereto;

•	our Management’s Discussion and Analysis for the three and nine months ended September 30, 2017;

•	our Annual Information Form dated February 24, 2017 (“AIF”); and

•	our Management Information Circular dated March 13, 2017 relating to the annual and special meeting of our shareholders held on May 5, 2017.

Any documents of the type referred to above, and any material change reports (excluding confidential material change reports) and business acquisition reports subsequently filed by us with the securities commission or similar authority in each of the provinces of Canada after the date of this prospectus and prior to the termination of an offering of Securities shall be deemed to be incorporated by reference into this prospectus. These documents are available through SEDAR. In addition, we also incorporate by reference into this prospectus any future document or information that we file with or furnish to the SEC pursuant to Section 13(a), 13(c), or 15(d) of the Exchange Act until we sell all of the Securities, except that any Report on Form 6-K shall be so incorporated only if and to the extent expressly provided in such Report.

A prospectus supplement or prospectus supplements containing the variable terms for an issue of Securities will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement and only for the purposes of the Securities issued under that prospectus supplement.

Any statement contained in this prospectus or in a document incorporated, or deemed to be incorporated, by reference in this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

Upon a new annual information form and related audited annual consolidated financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous audited annual consolidated financial statements and all unaudited interim consolidated financial statements and the accompanying management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus. Upon unaudited interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the currency of this prospectus, all unaudited interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new unaudited interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus and upon a new management information circular relating to an annual meeting of shareholders of Husky being filed by us with the applicable securities regulatory authorities during the currency of this prospectus, the management information circular for the preceding annual meeting of shareholders shall be deemed no longer to be incorporated by reference into this prospectus for the purposes of future offers and sales of Securities under this prospectus.

The SEC permits United States oil and natural gas companies, in their filings with the SEC, to disclose only proved reserves net of royalties and interests of others that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, but permits the optional disclosure of probable and possible reserves. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose reserves prior to the deduction of royalties and interests of others.

You may obtain a copy of the documents incorporated by reference in this prospectus and other information mentioned above by writing or calling us at the following address and telephone number:

Husky Energy Inc.

707 - 8th Avenue S.W.

Calgary, Alberta, Canada T2P 1H5

(403) 298-6111

Attention: Chief Financial Officer

FORWARD-LOOKING STATEMENTS AND INFORMATION

This prospectus contains certain forward-looking statements or information (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 relating, but not limited, to our operations, anticipated financial performance, business prospects and strategies and which are based on our current expectations, estimates, projections and assumptions and were made by us in light of our experience and our perception of historical trends. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”) are not historical facts, are forward-looking statements and may involve estimates and assumptions and are subject to risks, uncertainties and other factors some of which are beyond our control and difficult to predict. Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

In particular, forward-looking statements in this prospectus include, but are not limited to, forward-looking statements under the headings “Use of Proceeds” and “Plan of Distribution”, and set forth and identified in the documents incorporated by reference herein and therein.

In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

Although we believe that the expectations reflected by the forward-looking statements presented in this prospectus are reasonable, our forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to us about ourselves and the businesses in which we operate. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

Our AIF for the year ended December 31, 2016 and other documents filed with securities regulatory authorities (accessible through the SEDAR website, www.sedar.com) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference. You should also carefully consider the matters discussed under “Risk Factors” included and incorporated by reference in this prospectus.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and our course of action would depend upon our assessment of the future considering all information then available.

HUSKY ENERGY INC.

We are a Canadian based, publicly held international integrated energy company headquartered in Calgary, Alberta, Canada. Our registered and principal office is located at 707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5. Our common shares, cumulative redeemable preferred shares, series 1, cumulative redeemable preferred shares, series 2, cumulative redeemable preferred shares, series 3, cumulative redeemable preferred shares, series 5 and cumulative redeemable preferred shares, series 7 are listed and posted for trading on the TSX under the symbols “HSE”, “HSE.PR.A”, “HSE.PR.B”, “HSE.PR.C”, “HSE.PR.E” and “HSE.PR.G”, respectively.

We have two main businesses: (i) an integrated Canada-U.S. upstream and downstream corridor (the “Integrated Corridor”) and (ii) offshore the east coast of Canada and offshore China and Indonesia (“Offshore”).

Our business in the Integrated Corridor includes crude oil, bitumen, natural gas and natural gas liquids production from Western Canada, the Lloydminster upgrading and asphalt refining complex, the Prince George refinery, the Husky Midstream Limited Partnership (35 percent working interest and operatorship), and the Lima, Toledo and Superior refineries in the U.S. Midwest. Natural gas production from the Western Canada portfolio is closely aligned with our energy requirements for refining and thermal bitumen production and acts as a natural hedge.

Our Offshore business includes operations and exploration in the Asia Pacific region, primarily offshore China and Indonesia, and in the Atlantic, offshore Newfoundland and Labrador. Each area generates high-netback production, with near and long-term investment potential.

Our business is conducted predominantly through two major business segments – Upstream and Downstream.

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Upstream operations in the Integrated Corridor and Offshore include exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (Exploration and Production) and marketing of our and other producers’ crude oil, natural gas, natural gas liquids, sulphur and petroleum coke, pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). Infrastructure and Marketing markets and distributes products to customers on behalf of Exploration and Production and is grouped in the Upstream business segment based on the nature of its interconnected operations. Our Upstream operations are located primarily in Western Canada, offshore east coast of Canada (Atlantic), offshore China and offshore Indonesia (Asia Pacific).

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Downstream operations in the Integrated Corridor include upgrading of heavy crude oil feedstock into synthetic crude oil in Canada (Upgrading), refining in Canada of crude oil, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian Refined Products). They also include refining in the United States of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing). Upgrading, Canadian Refined Products and U.S. Refining and Marketing all process and refine natural resources into marketable products and are grouped together as the Downstream business segment due to the similar nature of their products and services.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and loan capital, on a consolidated basis, since the date of our most recently filed unaudited interim financial statements for the three and nine month periods ended September 30, 2017.

USE OF PROCEEDS

Unless otherwise indicated in an applicable prospectus supplement, we will use the net proceeds we receive from the sale of the Securities for general corporate purposes. We may also use the net proceeds for the repayment of indebtedness. The amount of net proceeds to be used for any such purpose will be described in an applicable prospectus supplement. We may invest funds that we do not immediately require in short-term marketable securities.

DESCRIPTION OF COMMON SHARES

The following description is a summary of the material attributes and characteristics of the common shares. For a complete description, prospective investors should refer to Husky’s articles.

The holders of common shares are entitled to receive notice of and attend all meetings of shareholders, except meetings at which only holders of a specified class or series of shares are entitled to vote, and are entitled to one vote per common share held. Holders of common shares are also entitled to receive dividends as declared by the Board of Directors of Husky (“Board of Directors”) on the common shares payable in whole or in part as a stock dividend in fully paid and non-assessable common shares or by the payment of cash. Holders are also entitled to receive the remaining property of Husky upon dissolution in equal rank with the holders of all other common shares.

If the Board of Directors declares a dividend on the common shares payable in whole or in part as a stock dividend, unless otherwise determined by the Board of Directors in respect of a particular dividend, the value of the common shares for purposes of each stock dividend declared by the Board of Directors shall be deemed to be the volume weighted average trading price of the common shares on the principal stock exchange on which the common shares are traded, calculated by dividing the total value by the total volume of common shares traded over the 5 trading day period immediately prior to the payment date of the dividend on the common shares.

In the event the stock dividend is to be issued pursuant to Husky’s Stock Dividend Program, shareholders of record wishing to accept a payment of the stock dividend, and of future stock dividends declared by the Board of Directors in the form of common shares pursuant to Husky’s Stock Dividend Program, are required to complete and deliver to Husky’s transfer agent a Stock Dividend Confirmation Notice at least five business days prior to the record date of a declared dividend. The Stock Dividend Confirmation Notice permits shareholders to confirm that they will accept common shares as payment of the dividend on all or a stated number of their common shares. A Stock Dividend Confirmation Notice will remain in effect for all stock dividends on the common shares to which it relates and which are held by the shareholder unless the shareholder delivers a revocation notice to Husky’s transfer agent, in which case the Stock Dividend Confirmation Notice will not be effective for any dividends having a declaration date that is more than five business days following receipt of the revocation notice by Husky’s transfer agent.

In the event a shareholder fails to deliver a Stock Dividend Confirmation Notice at least five business days prior to the record date of a declared dividend, or delivers a Stock Dividend Confirmation Notice confirming that the holder of common shares accepts the common shares as payment of the dividend on some but not all of the holder’s common shares, the dividend on common shares for which no Stock Dividend Confirmation Notice was delivered or the dividend on those of the holder’s common shares in respect of which the holder did not deliver a Stock Dividend Confirmation Notice, will be paid in cash.

The transfer agent and registrar for the common shares is Computershare Trust Company of Canada at its principal transfer offices in Calgary and Toronto.

The common shares offered pursuant to this prospectus may include common shares issuable upon conversion or exchange of any preferred shares of any series or upon exercise of any warrants or units or upon conversion of any subscription receipts.

DESCRIPTION OF PREFERRED SHARES

The particular class of preferred shares and the particular terms and provisions of any series of such class of preferred shares offered by any prospectus supplement will be described in the prospectus supplement filed in respect of such series of preferred shares. Husky’s articles will need to be amended to create a particular series of preferred shares.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

Subscription receipts may be offered separately or together with common shares and/or other securities of Husky, including warrants. The subscription receipts will be issued under one or more subscription receipt agreements that will be entered into by Husky and an escrow agent at the time of issuance of the subscription receipts.

A subscription receipt will entitle the holder thereof to receive a common share and/or other securities of Husky, for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by Husky or one or more of its subsidiaries. The subscription proceeds from an offering of subscription receipts will be held in escrow by an escrow agent pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of subscription receipts will receive common shares and/or other securities of Husky upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their subscription receipts together with any interest or other income earned thereon.

Holders of subscription receipts are not shareholders of Husky. The particular terms and provisions of subscription receipts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such subscription receipts. This description will include, where applicable: (i) the number of subscription receipts offered; (ii) the price at which the subscription receipts will be offered; (iii) the terms, conditions and procedures pursuant to which the holders of subscription receipts will become entitled to receive common shares and/or other securities of Husky; (iv) the number of common shares and/or other securities of Husky that may be obtained upon exercise of each subscription receipt; (v) the designation and terms of any other securities with which the subscription receipts will be offered, if any, and the number of subscription receipts that will be offered with each such security; (vi) the terms relating to the holding and release of the gross proceeds from the sale of the subscription receipts plus any interest and income earned thereon; (vii) the material income tax consequences of owning, holding and disposing of the subscription receipts; and (viii) any other material terms and conditions of the subscription receipts including, without limitation, transferability and adjustment terms and whether the subscription receipts will be listed on a stock exchange.

DESCRIPTION OF WARRANTS

Warrants will typically be offered with common shares, with such securities often referred to collectively as a “unit”, but may be offered with subscription receipts or separately. The warrants either will be issued under a warrant indenture or agreement that will be entered into by Husky and a trustee at the time of issuance of the warrants or will be represented by warrant certificates issued by Husky.

A warrant will entitle the holder thereof to receive a common share and/or other securities of Husky upon the exercise thereof and payment of the applicable exercise price. A warrant will be exercisable for a specific period of time at the end of which time it will expire and cease to be exercisable.

Holders of warrants are not shareholders of Husky. The particular terms and provisions of warrants offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such warrants. This description will include, where applicable: (i) the title or designation of the warrants; (ii) the number of warrants offered; (iii) the number of common shares and/or other securities of Husky purchasable upon exercise of the warrants and the procedures for exercise; (iv) the exercise price of the warrants; (v) the dates or periods during which the warrants are exercisable and when they expire; (vi) the designation and terms of any other securities with which the warrants will be offered, if any, and the number of warrants that will be offered with each such security; (vii) the material income tax consequences of owning, holding and disposing of the warrants; and (viii) any other material terms and conditions of the warrants including, without limitation, transferability and adjustment terms and whether the warrants will be listed on a stock exchange.

DESCRIPTION OF UNITS

Units are a security comprised of one or more of the other Securities described in this prospectus offered together as a “unit”. A unit is typically issued so that the holder thereof is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each security comprising the unit. The agreement under which a unit is issued may provide that the securities comprising the unit may not be held or transferred separately at any time or at any time before a specified date.

The particular terms and provisions of units offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such units. This description will include, where applicable: (i) the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; (iii) whether the units will be issued in fully registered or global form; and (iv) any other material terms and conditions of the units.

DESCRIPTION OF DEBT SECURITIES

In this section only, “we”, “us”, “our” or “Husky” refers only to Husky Energy Inc. and not any of its subsidiaries. The following description describes certain general terms and provisions of the Debt Securities. We will provide the particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below may apply to that series in the prospectus supplement filed in respect of such Debt Securities.

The Debt Securities will be issued under an indenture dated September 11, 2007 with Wells Fargo Bank, National Association, as successor trustee (the “Trustee”) (hereinafter referred to as the “Indenture”). The Indenture is subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of Indenture has been filed with the SEC and is listed as an exhibit to the registration statement of which this prospectus forms a part. The following is a summary of the material attributes and characteristics of the Indenture. For a complete description, including the definition of capitalized terms used but not defined under this section, prospective investors should refer to the Indenture.

We may issue debt securities and incur additional indebtedness other than through the offering of Debt Securities under this prospectus.

General

The Indenture does not limit the aggregate principal amount of Debt Securities which we may issue under the Indenture and does not limit the amount of other indebtedness we may incur. The Indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Special Canadian and U.S. federal income tax considerations applicable to any of the Debt Securities denominated in a currency other than U.S. dollars will be described in the prospectus supplement relating to any offering of Debt Securities denominated in a currency other than U.S. dollars. Unless otherwise indicated in a prospectus supplement, the Debt Securities will be unsecured obligations. The Indenture also permits us to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

The applicable prospectus supplement will describe the specific terms of the Debt Securities of any series being offered and may include, but is not limited to, any of the following:

•	the title and the aggregate principal amount of the Debt Securities;

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the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of (and premium, if any, on) the Debt Securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

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the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;

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the date or dates, or the method by which such date or dates will be determined or extended, on which any interest will be payable and the regular record dates for the payment of interest on the Debt Securities;

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the place or places where the principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable and each office or agency where the Debt Securities may be surrendered for registration of transfer or exchange;

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the period or periods within which, the price or prices at which, the currency or currency unit in which, and other terms and conditions upon which the Debt Securities may be redeemed or purchased, in whole or in part, by us;

•	the terms and conditions upon which you may redeem the Debt Securities prior to maturity and the price or prices at which and the currency or currency unit in which the Debt Securities are payable;

•	any mandatory or optional redemption or sinking fund or analogous provisions;

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if other than denominations of US$1,000 and any integral multiple thereof, the denomination or denominations in which any registered Debt Securities of the series shall be issuable and, if other than the denomination of US$5,000, the denomination or denominations in which any bearer Debt Securities of the series shall be issuable;

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if other than U.S. dollars, the currency or currency unit in which the Debt Securities are denominated or in which currency payment of the principal of (and premium, if any) or interest, if any, on such Debt Securities will be payable;

•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities;

•	whether the series of the Debt Securities are to be registered Debt Securities, bearer Debt Securities (with or without coupons) or both;

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if our Debt Securities may be issued bearing no interest or at a discount below their stated principal amount, and special considerations applicable to any such discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes;

•	whether the Debt Securities will be issuable in the form of one or more global Debt Securities and, if so, the identity of the depository for the global Debt Securities;

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whether and under what circumstances we will be required to pay any Additional Amounts (defined below under “Additional Amounts”) for withholding or deduction for Canadian taxes with respect to the Debt Securities, and whether we will have the option to redeem the Debt Securities rather than pay the Additional Amounts;

•	the terms, if any, on which the Debt Securities may be converted or exchanged for other of our Debt Securities or debt securities of other entities;

•	if payment of the Debt Securities will be guaranteed by any other person;

•	the extent and manner, if any, in which payment on or in respect of the Debt Securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

•	the percentage or percentages of principal amount at which the Debt Securities will be issued;

•	certain Canadian and U.S. federal income tax consequences; and

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any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the Debt Securities including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities which do not apply to a particular series of the Debt Securities.

Unless otherwise indicated in a prospectus supplement, the Indenture does not afford holders of the Debt Securities the right to tender such Debt Securities to us for repurchase in the event we should have a change in control.

Ranking

Unless otherwise indicated in an applicable prospectus supplement, the Debt Securities will be unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding.

Debt Securities in Global Form

Unless otherwise indicated in an applicable prospectus supplement, series of the Debt Securities will be issued in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for the Debt Securities in definitive form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by us if such Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

The laws of some states in the United States may require that certain purchasers of Debt Securities take physical delivery of such Debt Securities in definitive form. These depository arrangements and these laws may impair the ability to transfer beneficial interests in a global security.

Any payments of principal (and premium, if any) and interest, if any, on global Debt Securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of us, the Trustee or any paying agent for the Debt Securities represented by the global Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium or interest in respect of a global security, will credit participants’ accounts, on the date principal, premium or interest is payable, with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments of principal, premium or interest by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with Debt Securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participants. The responsibility and liability of Husky and the Trustee in respect of Debt Securities represented by a global security is limited to making payment of any principal, premium and interest due on such global security to the depositary for a global security or its nominee.

If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of Debt Securities in definitive form in exchange for a global security representing such series of Debt Securities. In addition, we may at any time and in our sole discretion determine not to have a series of Debt Securities represented by a global security and, in such event, will issue a series of Debt Securities in definitive form in exchange for all of the global Debt Securities representing the series of Debt Securities.

Debt Securities in Definitive Form

If indicated in a prospectus supplement, the Debt Securities may be issued in definitive form without coupons or in bearer form with or without coupons, or in both forms. Debt Securities in definitive form may be presented for exchange and for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. We have initially appointed the Trustee as security registrar. Debt Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

Unless otherwise indicated in a prospectus supplement, payment of principal of (and premium, if any) and interest on the Debt Securities in definitive form will be made at the office or agency of the Trustee, at 150 East 42nd Street, 40th Floor, New York, New York 10017 or at our option we can pay principal and any premium and interest on such Debt Securities by (1) check mailed or delivered to the address of the person entitled to receive payments appearing in the security register of the Trustee or (2) wire transfer to an account in the United States of the person entitled to receive payments if such person is a holder of US$1.0 million or more in aggregate principal amount of the Debt Securities of a particular series.

Covenants

Limitation on Liens

So long as any Debt Securities remain outstanding, and subject to all the provisions of the Indenture, Husky will not, and will not permit any Restricted Subsidiary to, create assume or otherwise have outstanding any Security Interest on or over any of its or their respective Property, present or future, securing any Indebtedness, unless at the time thereof or prior thereto the Debt Securities then outstanding under the Indenture are equally and ratably secured with such Indebtedness; provided, however, that such covenant shall not apply to or operate to prevent the following permitted encumbrances:

•	any Security Interest existing as of the date of the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such date;

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any Security Interest existing on the property of any person when such person becomes a Restricted Subsidiary, or arising thereafter pursuant to contractual commitments (including under indentures, trust deeds and similar instruments) entered into prior to and not in contemplation of such person becoming a Restricted Subsidiary, or is merged into or amalgamated or consolidated with Husky or a Restricted Subsidiary or such property is otherwise acquired by Husky or a Restricted Subsidiary, provided such Security Interest does not attach to property owned by Husky or a Restricted Subsidiary prior to such merger, amalgamation or consolidation;

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any Security Interest arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, unitization and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other similar agreements which are customary in the oil and natural gas business, provided in all instances that such Security Interest is limited to the assets that are the subject of the relevant agreement;

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any Security Interest already existing on property acquired (including by way of lease) by Husky or any Restricted Subsidiaries at the time of such acquisition, provided that such Security Interest was not incurred in anticipation of such acquisition;

•	any Security Interest in favour of Husky or any Restricted Subsidiary;

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any Security Interest on property securing: (i) all or any portion of the cost of acquisition, exploration, drilling, development, extraction, operation, construction, alteration, repair or improvement of all or any part of such property, (ii) all or any portion of the cost of acquiring, developing, constructing, altering, improving, operating or repairing any property or assets, real or personal, or improvements used or to be used in connection with such properties, whether or not located (or located from time to time) at or on such properties and (iii) Indebtedness incurred by Husky or any Subsidiary to provide funds for the activities set forth in clauses (i) and (ii) above or to refinance Indebtedness incurred for such purposes. Without limiting the generality of the foregoing, costs incurred after the date of the Indenture with respect to (i) or (ii) above shall include costs incurred for all facilities relating to such properties, or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties, which facilities shall include, without limitation, Facilities, whether or not in whole or in part located (or from time to time located) at or on such properties;

•	any Security Interest in connection with Indebtedness which by its terms is Non-Recourse Debt to Husky or a Subsidiary of Husky;

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any Security Interest given on Current Assets in the ordinary course of business to any bank or banks or other lending institution or institutions to secure any Indebtedness repayable on demand or maturing, including any right of extension or renewal, within 12 months after the date such obligation is incurred;

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any Security Interest on any oil and/or gas property or products derived from such property to secure obligations, or guarantees of obligations, incurred in connection with or necessarily incidental to commitments of purchase or sale of, or the transportation, storage or distribution of, such property or the products derived from such property;

•	any Security Interest granted in the ordinary course of business in connection with Financial Instrument Obligations;

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any Security Interest on Indebtedness issued by Husky or any of its Subsidiaries and owed to Husky or any of its Subsidiaries in favour of a trustee or other collateral agent, for the benefit of holders of publicly issued Indebtedness of Husky that is issued in connection with, at the same time and in the same principal amount as such Indebtedness;

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any Security Interest upon specific items of inventory or other goods and proceeds of Husky or its Restricted Subsidiaries securing Husky’s or such Restricted Subsidiary’s obligations in respect of bankers’ acceptances issued or created for the account of Husky or such Restricted Subsidiary to facilitate the purchase, shipment or storage of such inventory or other goods;

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any Security Interest in respect of (i) liens for taxes and assessments not at the time overdue or any liens securing workmen’s compensation assessments, unemployment insurance or other social security obligations, provided, however, that if any such liens, duties or assessments are then overdue, Husky or the Restricted Subsidiary, as the case may be, shall be prosecuting an appeal or proceedings for review with respect to which it shall be entitled to or shall have secured a stay in the enforcement of any such obligations, (ii) any lien for specified taxes and assessments which is overdue but the validity of which is being contested at the time by Husky or the Restricted Subsidiary, as the case may be, in good faith, (iii) any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease, (iv) any obligations or duties, affecting the property of Husky or that of a Restricted Subsidiary to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, license or permit and any defects in title to structures or other facilities arising from the fact that such structures or facilities are constructed or installed on lands held by Husky or the Restricted Subsidiary under government permits, leases, licenses or other grants, (v) any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations and liens or claims incidental to current construction or operations including but not limited to, builders’, mechanics’, labourers’, materialmen’s, warehousemen’s, carrier’s and other similar liens, (vi) the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit to periodic payments as a condition to the continuance thereof, (vii) any Security Interest the validity of which is being contested at the time by Husky or a Restricted Subsidiary in good faith or payment of which has been provided for by creation of a reserve in an amount in cash sufficient to pay the same in full, (viii) any easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, light and power or telephone conduits, poles, wires and cables) and minor defects, or irregularities of title that, in the opinion of Husky, will not in the aggregate materially and adversely impair the use or value of the land concerned or the purpose for which it is held by Husky or the Restricted Subsidiary, as the case may be, (ix) any security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of Husky or the Restricted Subsidiary, as the case may be, (x) any liens and privileges arising out of judgments or awards rendered as claims filed with respect to which Husky or the Restricted Subsidiary, as the case may be, is contesting in good faith, and (xi) reservations, limitations, provisos and conditions, if any, expressed in or affecting any grant of real or immovable property or any interest therein;

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any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any Security Interest referred to in the foregoing clauses; provided, however that (i) such new Security Interest shall be limited to all or part of the property which is secured by the Security Interest plus improvements on such property and (ii) the Indebtedness secured by the new Security Interest is not increased from the amount of the Indebtedness then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations, refinancings, replacements, exchanges or refundings; and

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any Security Interest that would not be permitted by the foregoing clauses (including any successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings thereof), provided that the aggregate Indebtedness outstanding and secured under this clause does not (calculated at the time of the granting of the Security Interest) exceed an amount equal to 10% of Consolidated Net Tangible Assets.

Notwithstanding the foregoing, transactions such as: (i) the sale (including any forward sale) or other transfer of oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified rate of return (however determined), or a specified amount of such oil, gas, minerals, or other resources of a primary nature; or (ii) the transfer of any other interest in property of the character commonly referred to as “production payment”, will not constitute a Security Interest and will not result in Husky or a Restricted Subsidiary being required to secure the Debt Securities.

Consolidation, Amalgamation, Merger and Sale of Assets

The Indenture includes a covenant to the effect that Husky may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, or convey, transfer or lease all or substantially all its properties and assets to any person, unless:

•

the entity formed by or continuing from such consolidation or amalgamation or into which Husky is merged or with which Husky enters into such arrangement or the person which acquires or leases all or substantially all of Husky’s properties and assets is a corporation, partnership or trust organized and validly existing under the laws of the United States, any state thereof or the District of Columbia, the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, arrangement or other transaction would not impair the rights of holders of the Debt Securities, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor entity assumes Husky’s obligations under the Debt Securities and the Indenture to pay Additional Amounts, substituting the name of such successor jurisdiction for Canada in each place that Canada appears in “Additional Amounts”, below;

•	the successor entity expressly assumes or assumes by operation of law all of Husky’s obligations under the Debt Securities and under the Indenture; and

•	immediately before and after giving effect to such transaction, no default or event of default shall have happened and be continuing.

If, as a result of any such transaction, any of Husky’s property or any property of any Restricted Subsidiary becomes subject to a Security Interest, then, unless such Security Interest could be created pursuant to the Indenture provisions described under the “Limitation on Liens” covenant above without equally and ratably securing the Debt Securities, Husky, simultaneously with or prior to such transaction, will cause the Debt Securities to be secured equally and ratably with or prior to the Indebtedness secured by such Security Interest.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

“Capital Lease Obligation” means the obligation of a person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such person in accordance with GAAP.

“Consolidated Net Tangible Assets” means the total amount of assets of Husky on a consolidated basis after deducting therefrom:

•

all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

•	all goodwill, trade names, trademarks, patents, unamortized debt discount, and expense and other similar intangibles; and

•	appropriate adjustments on account of minority interests of other persons holding stock of Husky’s Subsidiaries;

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Husky and its consolidated Subsidiaries and computed in accordance with GAAP.

“Current Assets” means current assets as determined in accordance with GAAP.

“Facilities” means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquifying facilities, flares, stacks and burning towers; flotation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers, generating plants and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

“Financial Instrument Obligations” means obligations arising under:

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interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

•

currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

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commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

“GAAP” means generally accepted accounting principles in Canada in which Husky reports its financial statements and which are in effect from time to time, unless Husky’s most recent audited or quarterly unaudited financial statements are not prepared in accordance with Canadian generally accepted accounting principles, in which case GAAP shall mean generally accepted accounting principles in the United States in effect from time to time.

“Indebtedness” means, as at the date of determination, all items of indebtedness in respect of any amounts borrowed which, in accordance with GAAP, would be recorded as debt in the consolidated financial statements of any person, including:

•	any obligation for borrowed money;

•	any obligation evidenced by bonds, debentures, notes, or other similar instruments;

•	any Capital Lease Obligation;

•	any payment obligation under Financial Instrument Obligations; and any guarantee of Indebtedness of another person (without duplication).

“Issue Date” means the date that any series of Debt Securities is first issued.

“Non-Recourse Debt” means Indebtedness to finance the creation, development, construction or acquisition of assets and any increases in or extension, renewals or refinancings of such Indebtedness, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such lender) in respect of such Indebtedness is limited in all circumstances to the assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred and to the receivables, inventory, equipment, chattels payable, contracts, intangibles and other assets, rights or collateral connected with the assets created, developed, constructed or acquired and to which such lender has recourse.

“Property” means all property owned by Husky or a Restricted Subsidiary, except such property which is determined by a resolution of our board of directors delivered to the Trustee, not to be property of material importance to the total business conducted by us and our Restricted Subsidiaries.

“Restricted Subsidiary” means a Subsidiary of Husky, provided, however, such term shall not include any Subsidiary of Husky if the amount of Husky’s share of the consolidated net tangible assets of such Subsidiary does not, at the time of determination, exceed 2% of Consolidated Net Tangible Assets.

“Security Interest” means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not, but not including any security interest in respect of a lease which is not a Capital Lease Obligation or any encumbrance that may be deemed to arise solely as a result of entering into an agreement not in violation of the terms of the Indenture to sell or otherwise transfer assets or property.

“Shareholders’ Equity” means the aggregate amount of shareholders’ equity (including but not limited to share capital, contributed surplus and retained earnings) of Husky as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Husky and computed in accordance with GAAP.

“Subsidiary” of any person means, at the date of determination, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

“Voting Shares” means shares of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Additional Amounts

Unless otherwise specified in a prospectus supplement, all payments made by us under or with respect to the Debt Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (“Canadian Taxes”), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Debt Securities, we will pay to each holder of such Debt Securities as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a Debt Securities holder (such holder, an “Excluded Holder”) in respect of the beneficial owner thereof:

•	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

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which is subject to such Canadian Taxes by reason of the holder of the Debt Securities being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of Debt Securities or the receipt of payments thereunder;

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which is subject to such Canadian Taxes by reason of the holder of the Debt Securities’ failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes;

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which is subject to such Canadian Taxes by reason of the legal nature of the beneficial owner of the Debt Securities disentitling such beneficial owner to the benefit of an applicable treaty if and to the extent that the application of such treaty would have resulted in the reduction or elimination of any Canadian Taxes as to which Additional Amounts would have otherwise been payable to a Debt Securities holder on behalf of such beneficial owner;

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which failed to duly and timely comply with a timely request by us to provide information, documents, certification or other evidence concerning such beneficial owner’s nationality, residence, entitlement to treaty benefits, identity or connection with Canada or any political subdivision or authority thereof, if and to the extent that due and timely compliance with such request would have resulted in the reduction or elimination of any Canadian Taxes as to which Additional Amounts would have otherwise been payable to a Debt Securities holder on behalf of such beneficial owner but for this clause; or

•	which is a fiduciary or partnership, if and to the extent that, any beneficiary or settlor of such fiduciary or any partner in such partnership (as the case may be) would not have been entitled to receive Additional Amounts with respect to such payment if such beneficiary, settlor or partner had been the holder of the Debt Securities.

We will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to the holders of the Debt Securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

In the event we fail to remit any Canadian Taxes in respect of which Additional Amounts are payable, we will indemnify and hold harmless each holder of Debt Securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount, excluding any payment of Additional Amounts by us, of:

•	any Canadian Taxes levied or imposed and paid by such holder as a result of payments made under or with respect to the Debt Securities;

•	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

•	any Canadian Taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Canadian Taxes on such holder’s net income.

Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

Unless otherwise specified in a prospectus supplement, a series of Debt Securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we (or our successor) determine that (i) as a result of (A) any amendment to or change (including any announced prospective change) in the laws (or any regulations thereunder) of Canada (or our successor’s jurisdiction of organization) or of any political subdivision or taxing authority thereof or therein, as applicable, or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination), which amendment or change is announced or becomes effective on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), we have or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series as described under “Description of Debt Securities – Additional Amounts”, or (ii) on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or our successor’s jurisdiction of organization) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of Canadian legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series and, in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

In the event that we elect to redeem a series of our Debt Securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of the Debt Securities pursuant to their terms.

Notice of intention to redeem such series of our Debt Securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

We will file with the Trustee, within 15 days after we file them with the SEC, copies of our annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee:

•	within the time periods required for the filing of such forms by the SEC, annual reports on Form 40-F or Form 20-F, as applicable, or any successor form; and

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within 65 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form), containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the TSX, whether or not we have any of our securities listed on such exchange.

Each of such reports, to the extent permitted by the rules and regulations of the SEC will be prepared in accordance with Canadian disclosure requirements and GAAP provided, however, that we shall not be obligated to file such reports with the SEC if the SEC does not permit such filings.

Events of Default

The following are summaries of events with respect to any series of our Debt Securities which will constitute an event of default with respect to the Debt Securities of that series:

•	default in the payment of the principal of (or premium, if any, on) any debt security of that series when it becomes due and payable;

•	default in the payment of any interest on any debt security of that series, when it becomes due and payable, and continuance of such default for a period of 30 days;

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default in the performance, or breach, of any covenant or warranty in the Indenture in respect of the Debt Securities of that series, and continuance of such default or breach for a period of 60 days after written notice has been given to us by the Trustee or by the holders of at least 25% in principal amount of all outstanding Debt Securities of any series affected thereby;

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if an event of default (as defined in any indenture or instrument under which we or any Subsidiary have at the time of the Indenture or shall thereafter have outstanding any Indebtedness) shall happen and be continuing, or we or any Subsidiary shall have failed to pay principal amounts with respect to such Indebtedness at maturity (whether or not constituting an event of default) and such event of default or failure to pay shall result in such Indebtedness being declared due and payable and become accelerated, in either event so that an amount in excess of the greater of US$75,000,000 and 2.5% of our Shareholders’ Equity shall be or become due and payable and become accelerated upon such declaration or prior to the date on which the same would otherwise have become due and payable and become accelerated (the “Accelerated Indebtedness”), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such Accelerated Indebtedness, then (i) if the Accelerated Indebtedness shall be as a result of an event of default which is not related to the failure to pay principal or interest on the conditions set out in any such indenture or instrument, it shall not be considered an event of default for purposes of the Indenture until 30 days after such Indebtedness has been accelerated, or (ii) if the Accelerated Indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the conditions set out in any such indenture or instrument, then (A) if such Accelerated Indebtedness is, by its terms, Non-Recourse Debt to us or a Subsidiary, it shall not be considered an event of default for purposes of the Indenture; or (B) if such Accelerated Indebtedness is recourse to us or a Subsidiary, any requirement for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or event of default shall be applicable together with an additional seven days before being considered an event of default for purposes of the Indenture;

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the taking or entering against us or any of our Subsidiaries of a judgment or decree for the payment of money in excess of the greater of US$75,000,000 and 2.5% of the Shareholders’ Equity in the aggregate, if we or such Subsidiary, as applicable, fail or fails to file an appeal therefrom within the applicable appeal period or, if we or such Subsidiary, as applicable, does file an appeal therefrom within such period, such judgment or decree is not, and does not remain either vacated, discharged or stayed within a period of 60 days from the date of such appeal or the end of the applicable appeal period;

•	certain events in bankruptcy, insolvency, assignment for the benefit of creditors or analogous process have occurred with respect to us; or

•	any other events of default provided with respect to Debt Securities of that series.

If an event of default occurs and is continuing with respect to Debt Securities of any series, unless the principal of all of the Debt Securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series, declare the principal of (and premium, if any, on) all the outstanding Debt Securities of that series and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Debt Securities to be immediately due and payable.

Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind this accelerated payment requirement.

Reference is made to the prospectus supplement relating to each series of the Debt Securities which are original issue discount Debt Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount Debt Securities upon the occurrence of any event of default and the continuation thereof.

Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of all series affected by such event of default.

No holder of a Debt Security of any series issued under the Indenture will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

•	such holder has previously given to the Trustee written notice of a continuing event of default with respect to the Debt Securities of such series affected by such event of default;

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the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series (voting as one class) affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

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the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, such above mentioned limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of the principal of or any premium, if any, or interest on such Debt Security on or after the applicable due date specified in such Debt Security.

The Indenture requires that we will annually furnish to the Trustee a statement by any one of our Chief Executive Officer, Chief Financial Officer or other senior accounting or financial officers as to whether or not Husky, to the best of their knowledge, is in compliance with all conditions and covenants of the Indenture. We will also be required under the Indenture to notify the Trustee as soon as practicable upon becoming aware of any event of default.

Defeasance

Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our option, we will be deemed to be discharged from any and all obligations in respect of the outstanding Debt Securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government debt securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest on the outstanding Debt Securities of such series (hereinafter referred to as a “Defeasance”) (except with respect to the authentication, transfer, exchange or replacement of our Debt Securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if, among other things:

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we have delivered to the Trustee an opinion of counsel in the United States stating that (i) Husky has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

•	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Debt Securities of such series include holders who are not resident in Canada);

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we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit; and

•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit.

We may exercise our Defeasance option notwithstanding our prior exercise of our Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

The Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may omit to comply with the “Limitation on Liens” covenants, certain “Consolidation, Amalgamation, Merger and Sale of Assets” covenants and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and its outstanding Debt Securities upon irrevocable deposit with the Trustee, in trust, of money and/or government debt securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding Debt Securities (hereinafter referred to as “Covenant Defeasance”). If we exercise our Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

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we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

•

we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding Debt Securities include holders who are not resident in Canada);

•

we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit; and

•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit.

Modification and Waiver

Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Debt Security of such affected series:

•	change the stated maturity of the principal of, or any instalment of interest, if any, on any Debt Security;

•	reduce the principal amount of, or the premium, if any, or interest rate, if any, on any Debt Security;

•	change the place of payment;

•	change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any Debt Security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security;

•

reduce the percentage of principal amount of outstanding Debt Securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture provisions or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

•	modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

The holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding Debt Securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any Debt Security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Debt Security of that series.

The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change that, in each case, does not adversely affect the rights of any holder of such Debt Securities.

Resignation of Trustee

The Trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described in the Indenture to be taken by the “Trustee” may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.

Consent to Jurisdiction and Service

Under the Indenture, we irrevocably appoint CT Corporation System, 111 – 8th Avenue, 13th Floor, New York, New York 10011, as our authorized agent for service of process in any suit or proceeding arising out of or relating to the Debt Securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the Borough of Manhattan in The City of New York, and we irrevocably submit to the non-exclusive jurisdiction of such courts.

Governing Law

Our Debt Securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

ENFORCEABILITY OF JUDGMENTS

We are incorporated and governed by the laws of Alberta, Canada. Most of our assets are located outside the United States and none of our directors and officers are residents of the United States. Any judgment obtained in the United States against us or our directors or officers, including judgments with respect to the payment of principal on any Debt Securities, may not be collectible within the United States.

We have been informed by Osler, Hoskin & Harcourt LLP, our Canadian counsel, that under the laws of the Province of Alberta and the federal laws of Canada applicable therein (“Applicable Laws”), any final and conclusive in personam civil judgment of any court of competent jurisdiction located in the State of New York (a “New York Court”) against us, which judgment is for a sum certain in connection with any action arising out of or relating to the Indenture and the Debt Securities that is not impeachable as void or voidable under the internal laws of the State of New York, would be recognized and could be sued upon in a court of competent jurisdiction in the Province of Alberta (an “Alberta Court”) and such Alberta Court would grant a judgment which would be enforceable against us in the Province of Alberta without reconsideration of the merits, provided that: (i) the New York Court that rendered such judgment has jurisdiction over us according to Applicable Laws; (ii) such judgment was not obtained by fraud or in any manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy as such term is understood under Applicable Laws; (iii) enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory, penal or other public laws; (iv) a dispute between the same parties based on the same subject matter has not given rise to a decision rendered by an Alberta Court or an arbitral tribunal or been decided by a foreign authority and the decision of the foreign authority meets the necessary conditions for recognition under Applicable Laws; (v) such judgment was not contrary to public policy as such term is understood under Applicable Laws or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (vi) no new admissible evidence is discovered and presented before the Alberta Court reaches its judgment; (vii) pursuant to the Currency Act (Canada), a monetary judgment by a court in any province in Canada may be awarded in Canadian currency only; and (viii) there has been compliance with legislation governing the limitation of actions, including the Limitations Act (Alberta). We have further been informed by counsel that an action in an Alberta Court on a New York judgment may be affected by bankruptcy, insolvency or other similar laws of general application affecting the enforcement of creditors’ rights.

We have been advised by counsel that there is uncertainty as to the enforceability by Alberta Courts in original actions, or actions to enforce judgments of United States courts, of civil liabilities predicated solely upon United States federal securities laws.

Certain of our directors reside outside of Canada. Each of Victor T.K. Li, Canning K.N. Fok, Stephen E. Bradley, Asim Ghosh, Poh Chan Koh, Frederick S.H. Ma, George C. Magnus, Neil D. McGee, Colin S. Russel and Frank J. Sixt has appointed the following agent for service in Canada:

Name and Address of Agent

Senior Vice President, General Counsel and Secretary

Husky Energy Inc.

707 – 8th Avenue S.W.

Calgary, Alberta T2P 1H5

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

RISK FACTORS

In addition to the risk factors set forth below, additional risk factors relating to our business are discussed in our annual information form and our management’s discussion and analysis, which risk factors are incorporated herein by reference. Prospective purchasers of the Securities should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing the Securities offered hereby. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Securities could be materially adversely affected.

The market price of the common shares may fluctuate.

The market price of Husky’s common shares may fluctuate due to a variety of factors relative to Husky’s business, including announcements of new developments, fluctuations in Husky’s operating results, sales of the common shares in the marketplace, failure to meet analysts’ expectations, the impact of any public announcements made in regard to a proposed offering, general market conditions or the worldwide economy. In recent years, the common shares and stock markets in Canada and the United States have experienced significant price fluctuations, which may have been unrelated to the operating performance of Husky or the affected companies. There can be no assurance that the market price of the common shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to Husky’s performance.

Dividends paid by Husky may fluctuate.

Dividends to be paid by Husky may fluctuate. The Board of Directors of Husky reviews the financial performance of Husky quarterly and makes a determination of the appropriate level of dividends to be declared in the following quarter.

There can be no assurance as to the liquidity of the trading market for the preferred shares, subscription receipts, Debt Securities, warrants and units.

Prior to an offering of preferred shares, subscription receipts, Debt Securities, warrants or units, there will be no public market for the preferred shares, subscription receipts, Debt Securities, warrants or units. There can be no assurance that an active trading market for the preferred shares, subscription receipts, Debt Securities, warrants or units will develop or be sustained. Unless otherwise specified in the applicable prospectus supplement, there is no market through which the preferred shares, subscription receipts, Debt Securities, warrants or units may be sold and purchasers may not be able to resell preferred shares, subscription receipts, Debt Securities, warrants or units purchased under this prospectus and the relevant prospectus supplement. This may affect the pricing of the preferred shares, subscription receipts, Debt Securities, warrants or units in the secondary market, the transparency and availability of trading prices and the liquidity of the preferred shares, subscription receipts, Debt Securities, warrants or units.

Credit ratings may not reflect all risks of an investment in the Debt Securities and the preferred shares and may change.

Credit ratings may not reflect all risks associated with an investment in the Debt Securities or the preferred shares. Any credit ratings applied to the Debt Securities or the preferred shares are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Debt Securities and the preferred shares. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the Debt Securities or the preferred shares. There is no assurance that any credit rating assigned to the Debt Securities or the preferred shares will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the value of the Debt Securities or the preferred shares to decline.

Prevailing interest rates will affect the market price or value of the Debt Securities and the preferred shares. The market price or value of the Debt Securities or the preferred shares may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

The Debt Securities may be subject to foreign currencies risk.

Debt Securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

CERTAIN INCOME TAX CONSEQUENCES

The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring any Securities offered thereunder, including whether the payments of distributions on the Securities will be subject to Canadian non-resident withholding tax.

The applicable prospectus supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered under this prospectus by an initial investor who is a United States Holder (as defined in such prospectus supplement).

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided as required in the applicable prospectus supplement(s) with respect to any offering and sale of preferred shares or Debt Securities pursuant to this prospectus.

PLAN OF DISTRIBUTION

We may sell Securities to or through underwriters or dealers and may also sell Securities directly to purchasers or through agents.

The applicable prospectus supplement will also set forth the terms of the offering relating to the particular Securities, including to the extent applicable, the name or names of any underwriters or agents, the initial public offering price, our proceeds from the offering, the underwriting discounts or commissions, and any other discounts, commissions or concessions to be allowed or reallowed to dealers. Any initial public offering price and any underwriting discounts, commissions or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers.

In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Unless otherwise specified in a prospectus supplement, any offering of preferred shares, subscription receipts, warrants, units or Debt Securities will be a new issue of Securities with no established trading market. Unless otherwise specified in a prospectus supplement, the preferred shares, subscription receipts, warrants, units or Debt Securities, will not be listed on any securities exchange or on any automated dealer quotation system. As a consequence purchasers may not be able to resell such Securities purchased under this prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of those Securities and the extent of issuer regulation. Certain broker-dealers may make a market in the Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the Securities or as to the liquidity of the trading market, if any, for the Securities.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, certain legal matters relating to Canadian law will be passed upon for us by Osler, Hoskin & Harcourt LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Norton Rose Fulbright US LLP, New York, New York.

The partners and associates of Osler, Hoskin & Harcourt LLP as a group beneficially own, directly or indirectly, less than 1% of our securities of any class.

EXPERTS

KPMG LLP are our auditors and have confirmed that they are independent with respect to Husky within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Husky under all relevant U.S. professional and regulatory standards.

Certain information relating to our reserves included in the AIF dated February 24, 2017 incorporated by reference in this prospectus has been calculated by us and audited and opined upon as of December 31, 2016 by Sproule Associates Limited (“Sproule”) and that reserves information is included in the AIF incorporated by reference in this prospectus. Sproule is an independent petroleum engineering consultant retained by us, and such reserves information has been so included in reliance on the opinion and analysis of Sproule given upon the authority of said firm as an expert in reserves engineering. The partners, employees and consultants of Sproule as a group beneficially own, directly or indirectly, less than 1% of our securities of any class.

PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS

Securities legislation in the Province of Alberta provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment. In the Province of Alberta, securities legislation further provides purchasers with remedies for rescission or damages if this prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation in the Province of Alberta. The purchaser should refer to any applicable provisions of the securities legislation in the Province of Alberta for the particulars of these rights or consult with a legal advisor.

Original purchasers of convertible, exchangeable or exercisable Securities will have a contractual right of rescission against Husky in respect of the conversion, exchange or exercise of such Securities, as the case may be. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 203 of the Securities Act (Alberta), and is in addition to any other right or remedy available to original purchasers under section 203 of the Securities Act (Alberta) or otherwise at law.

In an offering of convertible, exchangeable or exercisable securities, purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus or any prospectus supplement is limited, in the Province of Alberta, to the price at which the convertible, exchangeable or exercisable securities are offered to the public under the prospectus offering. This means that, under the securities legislation of the Province of Alberta, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in the Province of Alberta. The purchaser should refer to any applicable provisions of the securities legislation of the Province of Alberta for the particulars of these rights or consult with a legal advisor.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part:

•	the documents listed in the fourth paragraph under “Where You Can Find More Information” in this prospectus;

•	the consent of our accountants KPMG LLP;

•	the consent of our counsel Osler, Hoskin & Harcourt LLP;

•	the consent of our independent petroleum consultant Sproule Associates Limited;

•	the consent of our internal qualified reserves evaluator;

•	powers of attorney from directors and officers of Husky Energy Inc.;

•	the form of indenture relating to the Debt Securities; and

•	statement of eligibility of the trustee on Form T-1.

Husky Energy Inc.

US$                 % Notes due

PROSPECTUS SUPPLEMENT

March     , 2019

Joint Book-Running Managers

J.P. Morgan	Barclays	BofA Merrill Lynch	Goldman Sachs & Co. LLC